Mail Stop 7010

      February 16, 2006

Mr. Gregory N. Miller
Hillenbrand Industries, Inc.
1069 State Route 46 East
Batesville, Indiana 47006-8835

      Re:	Hillenbrand Industries, Inc.
		Form 10-K for the year ended September 30, 2005
      Filed December 23, 2005
      File No. 1-6651

Dear Mr. Miller:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005

MD&A
Operating Company Results of Operations, page 41

1. We note your results of operations are presented by operating company, and that Hill-Rom`s results are further analyzed based on sales of products versus rentals. Based on your current disclosures, it is unclear to us what your operating and reportable segments are within your Hill-Rom business. In this regard, it appears that you may have segments below the level of your Americas/Asia Pacific and
EMEA segments. To clarify this issue, please provide us with a SFAS
131 analysis of your operating and reportable segments, along with a representative copy of the reports reviewed by your chief operating decision maker during fiscal 2005.

2. In light of the fact that your reportable segments will change in
2006, please confirm to us that you will more clearly analyze your segmental measure of profit or loss for each segment in future filings.

Note 1 - Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page 78

3. We read that impairment assessments for your goodwill are done on a reporting unit level. We also note the restatement of your September 30, 2004 and 2003 financial statements within your amended
September 30, 2004 Form 10-K due to the incorrect allocation of goodwill to reporting units for purposes of impairment testing. We have the following comments:

* Please identify the individuals that comprised segment management for your Hill-Rom segment prior to the disposal of your piped-medical gas and infant care businesses. Segment management is defined in paragraph 14 of SFAS 131.

* Please describe to us the reports that were regularly reviewed by
Hill-Rom segment management prior to the disposal of these businesses. Specifically, please identify the lowest level at which discrete financial information was provided to Hill-Rom segment management. If information was not provided below the consolidated
Hill-Rom level, please explain to us how, or if, resources were allocated and performance was assessed for the various businesses within the Hill-Rom segment.

* Also describe to us the reports that were regularly reviewed by your chief operating decision maker prior to the disposal of these businesses, and provide us with a detailed explanation of how you determined your operating segments under SFAS 131 prior to the disposal of these businesses.

* We assume from the disclosures in your amended September 30,
2004
Form 10-K that you originally determined that your disposed piped-medical gas and infant care businesses were each a reporting unit for purposes of testing for goodwill impairment. We further assume from these disclosures that you subsequently determined that your consolidated Hill-Rom reportable segment was the appropriate reporting unit for purposes of testing for goodwill impairment at the time that these businesses were sold. Please confirm our assumptions, and if our assumptions are correct, please provide us with more insight into your thought process for determining your reporting units both before and after this restatement.

4. We read that you have certain trademarks that you do not amortize.
Please tell us how you determined that these intangible assets were indefinite-lived. Your response should address the factors in paragraph 11 of SFAS 142.

Revenue Recognition - Sales and Rentals, page 81

5. We read that revenues for health care products in the patient care environment and for casket and cremation products are generally recognized upon delivery of the products and upon the customer`s assumption of the risks and rewards of ownership. We further read that local business customs and non-standard sales terms sometimes result in deviations to this normal practice. Please provide us with a more detailed description of these deviations to your normal revenue recognition policy for these products, and tell us how you account for such deviations.

6. We read that for non-invasive therapy products, you record your rental revenues net of a provision for uncollectible rental receivables. Please tell us how you determined it was appropriate to net your provision against revenues, rather than including it as part of your operating expenses, and quantify the amount of this provision that was netted against your rental revenues for each period on your income statement.

7. We read that you recognize revenue for your product called The Vest at the time of receipt of authorization for billing from the applicable paying entity. Please explain to us how this policy meets the criteria of SAB Topic 13.A. Tell us why you do not record rental revenues for this product ratably over the applicable lease term.

8. We read that for certain health care products and services aimed at improving operational efficiency and asset utilization, you routinely defer revenues until specified services are delivered. Please provide us with a more detailed description of these products and services, and tell us at what point you recognize this revenue.
Also, please quantify any deferred revenues that you had recorded at
September 30, 2005 or 2004, and, if applicable, tell us where these deferred revenues are classified on your balance sheet.

9. Please tell us your revenue recognition policy for software products. In this regard, we note from page 6 of your Form 10-K that you acquired software products from NaviCare. If your revenue from software products is material, please disclose this accounting policy in future filings.

Note 3 - Discontinued Operations, page 89

10. We note your disclosures concerning your sale of Forethought, both here and in Note 1. We read on page 86 of your Form 10-K that you are receiving continuing cash flows from a transition agreement with the previously disposed Forethought business; however, you have determined that these cash flows do not represent significant continuing involvement in the operations of Forethought. Please provide us with a more detailed explanation of these continuing cash flows and how you determined they do not represent significant continuing involvement. Also tell us when the cash flows from the transition agreement will end.

Note 15 - Financial Services

11. We note your disclosures related to available-for-sale securities and the inclusion of unrealized gains and losses on available-for-sale securities in your other comprehensive income. In future filings, please provide all of the relevant disclosures required by paragraphs 19-22 of SFAS 115, including the amounts of unrealized gains and losses by major security type that remain in accumulated other comprehensive income and the amount of gains and losses reclassified out of accumulated other comprehensive income and into earnings for each period.

12. We read on page 78 that you have classified your investment in the preferred stock of FFS Holdings, Inc. as held-to-maturity. Please tell us if you are using this term as defined in SFAS 115. If so, in future filings, please provide the disclosures required by paragraphs 19-22 of SFAS 115.

Note 17 - Commitments and Contingencies

13. With a view towards expanded disclosures, please tell us more about your contingent liabilities. Your responses should be as of the period end and updated to the date of your response.

Spartanburg Regional Healthcare System:

* We note that your litigation charge and accrual of $358.6 million includes the proposed settlement and certain related legal and other costs. Please describe and quantify each component of this litigation charge;

* Tell us the accrual as of the date of your response, and explain any changes from year end;

* Explain the "company initiated discounting practices" required in the settlement;

* Analyze the expected impact on your results of operations as a result of the "company initiated discounting practices";

* We read that plaintiffs sought damages in excess of $100 million, recovery of attorney fees and expenses and injunctive relief.
Please
be more specific as to the amounts of each, and describe the injunctive relief sought;

* Notwithstanding your view as to the merits of the claim, tell us whether it is reasonably possible that amounts in excess of your accrual may be incurred. Please be specific about those amounts;

* Describe in more detail the uncertainties surrounding this anti-trust case and the circumstances that would cause you to lose, or prevail.

FCA Action:

* Notwithstanding your view as to the merits of the claim, tell us whether it is reasonably possible that a material loss could result from this complaint;

* Tell us the amount of legal and other expenses you have incurred related to this complaint;

* We note your accounting policy related to legal expenses. Tell us whether you have accrued any legal expenses related to this complaint and if so, how much;

* Please elaborate upon your legal policy (i.e. accrual, versus expense as incurred). Tell us in more detail how you make the determination as to whether to accrue legal expenses;

* Tell us whether the plaintiffs have quantified any claim and if so, how much;

* Describe in more detail the uncertainties surrounding this anti-trust case and the circumstances that would cause you to lose, or prevail.

14. Please separately address the same factors above regarding the Pioneer Valley Complaint and the Civil Investigative Demands by the
Attorney General of Maryland and certain other states.

15. We note that it is possible that various other claims could have a material adverse effect on your financial condition, results of operations and cash flows. Please tell us about any other material claims and tell us your consideration of FAS 5, paragraph 10.

Item 9A - Controls and Procedures

16. We note your discussion of the remediation of prior year material weaknesses. Please better explain to us the timing of 1) your discovery of these material weaknesses, 2) the implementation of your remediation plan, and 3) the testing of your disclosure controls and procedures and internal controls over financial reporting as of September 30, 2005. This matter is unclear to us given that you did not announce that you had discovered material weaknesses in your fiscal 2004 results until your Form 8-K filed on November 22, 2005.
Based on this timing, it is unclear to us how you could have remediated such weaknesses prior to September 30, 2005.


*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to John Hartz, Senior Assistant Chief
Accountant,
at (202) 551-3689 or the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
Mr. Gregory N. Miller
Hillenbrand Industries, Inc.
February 16, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE